EXHIBIT 99.1

Unaudited Attributed Financial Information for Fidelity National Financial Group Tracking Stock

The following tables present our assets, liabilities, revenues, expenses and cash flows that are attributed to our FNF core business, known as FNF Group (“we,” or “our,”). The financial information in this Exhibit should be read in conjunction with our unaudited condensed consolidated financial statements for the period ended March 31, 2017 included in this Quarterly Report on Form 10-Q.
FNF Group is comprised of three operating segments as follows:

•
Title. This segment consists of the operations of our title insurance underwriters and related businesses. This segment provides core title insurance and escrow and other title-related services including trust activities, trustee sales guarantees, recordings and reconveyances, and home warranty products. This segment also includes our transaction services business, which includes other title-related services used in the production and management of mortgage loans, including mortgage loans that experience default.

•
Black Knight. This segment consists of the operations of Black Knight, which, through leading software systems and information solutions, provides mission critical technology and data and analytics services that facilitate and automate many of the business processes across the life cycle of a mortgage.

•	FNF Group Corporate and Other. This segment consists of the operations of the parent holding company, certain other unallocated corporate overhead expenses, and other real estate operations.
We have adopted certain expense allocation policies, each of which are reflected in the attributed financial information of the FNF Group and the FNFV Group (see Exhibit 99.2). In general, corporate overhead is allocated to each group based upon the use of services by that group where practicable. Corporate overhead primarily includes costs of personnel and employee benefits, legal, accounting and auditing, insurance, investor relations and stockholder services and services related to FNF’s board of directors. We allocate in a similar manner a portion of costs of administrative shared services, such as information technology services. Where determinations based on use alone are not practical, we use other methods and criteria that we believe are equitable and that provide a reasonable estimate of the cost attributable to each group.
Notwithstanding the following attribution of assets, liabilities, revenue, expenses and cash flows to FNF Group, Fidelity National Financial, Inc.'s ("FNF, Inc.") tracking stock structure does not affect the ownership or the respective legal title to FNF Inc.'s assets or responsibility for FNF, Inc.'s liabilities. FNF, Inc. and its subsidiaries are each responsible for their respective liabilities. Holders of FNF Group common stock are subject to risks associated with an investment in FNF, Inc. and all of its businesses, assets and liabilities. See "Item 1A. Risk Factors - Risks Relating to the Ownership of Our FNFV Group Common Stock due to our Tracking Stock Capitalization" in our Annual Report on Form 10-K for the year ended December 31, 2016 for further discussion of risks associated with our tracking stock structure.

FIDELITY NATIONAL FINANCIAL GROUP
Balance Sheet Information
(In millions, except share data)

	March 31, 2017	December 31, 2016
	(Unaudited)
ASSETS
Investments:
Fixed maturity securities available for sale, at fair value, at March 31, 2017 and December 31, 2016 includes pledged fixed maturity securities of $362 and $332, respectively, related to secured trust deposits	$2,254	$2,407
Preferred stock available for sale, at fair value	322	315
Equity securities available for sale, at fair value	405	386
Investments in unconsolidated affiliates	173	150
Other long-term investments	44	42
Short-term investments, at March 31, 2017 and December 31, 2016 includes pledged short-term investments of $3 and $212, respectively, related to secured trust deposits	315	486
Total investments	3,513	3,786
Cash and cash equivalents, at March 31, 2017 and December 31, 2016 includes $398 and $331, respectively, of pledged cash related to secured trust deposits	1,148	1,179
Trade and notes receivables, net of allowance of $24 and $26 at March 31, 2017 and December 31, 2016, respectively	473	479
Due from affiliates	18	17
Goodwill	4,869	4,859
Prepaid expenses and other assets	619	588
Capitalized software, net	551	564
Other intangible assets, net	799	831
Title plant	395	395
Property and equipment, net	370	365
Total assets	$12,755	$13,063

LIABILITIES AND EQUITY
Liabilities:
Accounts payable and other accrued liabilities	$772	$993
Income taxes payable	116	47
Deferred revenue	233	228
Reserve for title claim losses	1,484	1,487
Secured trust deposits	748	860
Notes payable	2,463	2,513
Deferred tax liability	736	725
Total liabilities	6,552	6,853
Commitments and Contingencies:
Redeemable non-controlling interest by 21% minority holder of ServiceLink Holdings, LLC	344	344
Equity:
FNF Group common stock, $0.0001 par value; authorized 487,000,000 shares as of March 31, 2017 and December 31, 2016; outstanding of 272,248,544 and 272,205,261 as of March 31, 2017 and December 31, 2016, respectively, and issued of 285,086,230 and 285,041,900 as of March 31, 2017 and December 31, 2016, respectively	—	—
Additional paid-in capital	3,639	3,685
Retained earnings	1,794	1,791
Accumulated other comprehensive earnings	80	55
Less: treasury stock, 12,837,686 and 12,836,639 shares as of March 31, 2017 and December 31, 2016, respectively	(451)	(451)
Total Fidelity National Financial Group shareholders’ equity	5,062	5,080
Noncontrolling interests	797	786
Total equity	5,859	5,866
Total liabilities, redeemable noncontrolling interest and equity	$12,755	$13,063

See Notes to Unaudited Attributed Financial Information for FNF Group Tracking Stock

FIDELITY NATIONAL FINANCIAL GROUP
Statements of Earnings Information
(In millions, except per share data)

	Three months ended March 31,

	2017	2016
	(Unaudited)
Revenues:
Direct title insurance premiums	$465	$422
Agency title insurance premiums	583	530
Escrow, title-related and other fees	819	741
Interest and investment income	28	29
Realized gains and losses, net	(6)	(3)
Total revenues	1,889	1,719
Expenses:
Personnel costs	669	614
Agent commissions	446	402
Other operating expenses	435	405
Depreciation and amortization	96	85
Claim loss expense	52	52
Interest expense	31	31
Total expenses	1,729	1,589
Earnings from continuing operations before income taxes and equity in losses of unconsolidated affiliates	160	130
Income tax expense	80	50
Earnings from continuing operations before equity in earnings of unconsolidated affiliates	80	80
Equity in earnings of unconsolidated affiliates	2	3
Net earnings	82	83
Less: Net earnings attributable to non-controlling interests	11	10
Net earnings attributable to FNF Group common shareholders	$71	$73

Earnings Per Share
Basic
Net earnings per share attributable to FNF Group common shareholders	$0.26	$0.27
Diluted
Net earnings per share attributable to FNF Group common shareholders	$0.25	$0.26

Weighted average shares outstanding FNF Group common stock, basic basis	271	274
Weighted average shares outstanding FNF Group common stock, diluted basis	279	281

See Notes to Unaudited Attributed Financial Information for FNF Group Tracking Stock

FIDELITY NATIONAL FINANCIAL GROUP
Statement of Cash Flows Information
(In millions)

	Three months ended March 31,

	2017	2016
	(Unaudited)
Cash flows from operating activities:
Net earnings	$82	$83
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	96	85
Equity in earnings of unconsolidated affiliates	(2)	(3)
Loss on sales of investments and other assets, net	4	—
Impairment of assets	2	3
Stock-based compensation cost	9	12
Changes in assets and liabilities, net of effects from acquisitions:
Net decrease in trade receivables	7	2
Net increase in prepaid expenses and other assets	(34)	(5)
Net decrease in accounts payable, accrued liabilities, deferred revenue and other	(236)	(120)
Net (decrease) increase in reserve for title claim losses	(3)	12
Net change in amount due to affiliates	(1)	1
Net change in income taxes	65	3
Net cash (used in) provided by operating activities	(11)	73
Cash flows from investing activities:
Proceeds from sales of investment securities available for sale	74	69
Proceeds from calls and maturities of investment securities available for sale	154	114
Additions to property and equipment and capitalized software	(39)	(37)
Purchases of investment securities available for sale	(53)	(214)
Net (purchases of) proceeds from short-term investment securities	(39)	235
Contributions to investments in unconsolidated affiliates	(32)	(28)
Distributions from investments in unconsolidated affiliates	20	21
Net other investing activities	(2)	(1)
Other acquisitions/disposals of businesses, net of cash acquired	(11)	(4)
Net cash provided by investing activities	72	155
Cash flows from financing activities:
Borrowings	11	—
Debt service payments	(56)	(61)
Dividends paid	(68)	(58)
Subsidiary dividends paid to non-controlling interest shareholders	(2)	(2)
Exercise of stock options	2	5
Payment of contingent consideration for prior period acquisitions	(2)	(1)
Equity portion of conversions settled in cash	(44)	—
Purchases of treasury stock	—	(62)
Net cash used in financing activities	(159)	(179)
Net (decrease) increase in cash and cash equivalents, excluding pledged cash related to secured trust deposits	(98)	49
Cash and cash equivalents, excluding pledged cash related to secured trust deposits at beginning of period	848	641
Cash and cash equivalents, excluding pledged cash related to secured trust deposits at end of period	$750	$690
See Notes to Unaudited Attributed Financial Information for FNF Group Tracking Stock

Notes to Unaudited Attributed Financial Information for Fidelity National Financial Group Tracking Stock
Period Ended March 31, 2017
(unaudited)
Note A.    Basis of Presentation
Description of the Business
Through FNF Group, we are a leading provider of (i) title insurance, escrow and other title-related services, including trust activities, trustee sales guarantees, recordings and reconveyances and home warranty products and (ii) technology and transaction services to the real estate and mortgage industries. FNF Group is the nation’s largest title insurance company operating through its title insurance underwriters - Fidelity National Title Insurance Company, Chicago Title Insurance Company, Commonwealth Land Title Insurance Company, Alamo Title Insurance and National Title Insurance of New York Inc. - which collectively issue more title insurance policies than any other title company in the United States. Through our subsidiary ServiceLink Holdings, LLC ("ServiceLink"), we provide mortgage transaction services including title-related services and facilitation of production and management of mortgage loans. FNF Group also provides industry-leading mortgage technology solutions, including MSP®, the leading residential mortgage servicing technology platform in the U.S., through its majority-owned subsidiary, Black Knight Financial Services, Inc. ("Black Knight").
Recent Developments
In the first quarter of 2017 regulatory approval was received for three of the Company’s title insurance underwriters, Fidelity National Title Insurance Company, Chicago Title Insurance Company and Commonwealth Land Title Insurance Company, to redomesticate from their existing states of domicile to Florida (the "Redomestication") effective March 1, 2017. In conjunction with the Redomestication, the Company received a special dividend from these title insurance underwriters of $280 million on March 15, 2017.
On December 7, 2016, we announced that our Board of Directors approved a tax-free plan (the "Plan") whereby (1) we intend to distribute all 83.3 million shares of Black Knight Financial Services Inc. common stock that we currently own to FNF Group shareholders and (2) we intend to redeem all FNFV shares in exchange for shares of common stock of FNFV.  Following the distributions, FNF, FNFV and Black Knight will each be independent, fully-distributed, publicly-traded common stocks, with FNF and FNFV no longer being tracking stocks. The Plan is subject to the receipt of private letter rulings from the Internal Revenue Service approving the distribution of Black Knight and FNFV shares, filing and acceptance of a registration statement for both the Black Knight and FNFV transactions with the Securities and Exchange Commission, Black Knight and FNFV shareholder approvals and other customary closing conditions. The closing of the tax-free distributions of Black Knight and FNFV are not dependent on one another and will occur separately when the aforementioned closing conditions are met. The closing of the distributions is expected by the end of the third quarter of 2017.
Earnings Per Share
Included in the calculation of diluted earnings per share are convertible senior notes (the “Notes”) issued on August 2, 2011 by Fidelity National Financial, Inc.  Under the terms of the indenture, if converted, a portion of the settlement may include shares of FNFV common stock.  As the debt is the obligation of FNF Group, if FNF were to settle a portion of the Notes with FNFV common stock, FNF Group would reimburse FNFV Group for the shares issued upon settlement.